                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                              Dynamic Homes, Inc.
                    ---------------------------------------
                               (Name of Issuer)

                          Common Stock $.10 par value
                    ---------------------------------------
                        (Title of Class of Securities)

                                   267876100
                    ---------------------------------------
                                (CUSIP Number)

                        Lance G. Morgan, P.O. Box 390,
                     One St. Augustine Drive, Highway 77,
                           Winnebago, Nebraska 68071
                          Telephone:  (402) 878-2809
                    ---------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 20, 1997
                    ---------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages
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                                 SCHEDULE 13D
                                 ------------

CUSIP No. 267876100
          ---------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HCI Investment Company
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3.
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.
      WC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Corporation organized under the Business Corporation Code of the Winnebago Tribe of Nebraska.
------------------------------------------------------------------------------
                          SOLE VOTING POWER           225,850
                     7.
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER         -0-
   BENEFICIALLY      8.

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER      225,850
                     9.
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER    -0-
       WITH          10.

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   225,850
11.


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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.                                                              [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   10.08%
13.

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      TYPE OF REPORTING PERSON*   CO
14.

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 6 pages

     Pursuant to Rule 13d-2(a), this Amendment No. 1 amends HCI Investment Company's Schedule 13D dated November 20, 1997.

Item 2.   Identity and Background
          -----------------------

     The name of the person filing this statement is HCI Investment Company. It is organized under the Business Corporation Code of the Winnebago Tribe of Nebraska. Its principal business is to invest in other corporations. The street address of its principal business and its principal office is One St. Augustine Drive, Highway 77, Winnebago, Nebraska, and its mailing address is P.O. Box 390, Winnebago, Nebraska 68071.

     HCI Investment Company is a wholly owned subsidiary of Ho-Chunk, Inc., which is also organized under the Business Corporation Code of the Winnebago Tribe of Nebraska. The principal business of Ho-Chunk, Inc. is that of a holding company and providing management services to its affiliated corporations. The street address of its principal business and its principal office is also One St. Augustine Drive, Highway 77, Winnebago, Nebraska 68071.

     During the last five years, neither HCI Investment Company nor Ho-Chunk, Inc. has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Set forth on Exhibit A hereto is information regarding each executive officer and director of HCI Investment Company and Ho-Chunk, Inc. Information regarding the officers and directors of HCI Investment Company reported on the Company's Schedule 13D dated November 20, 1997 was incorrect. Exhibit A to this Amendment No. 1 corrects such information, which corrected information is incorporated herein by reference. None of the executive officers or directors of HCI Investment Company or Ho-Chunk, Inc. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, and none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All such persons are citizens of the United States.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     Between January 29, 1998 and January 11, 1999, HCI Investment Company used working capital funds in the amount of $186,745 to purchase 95,850 shares of Common Stock of Dynamic Homes, Inc.

Item 4.   Purpose of the Transaction
          --------------------------

     Between January 29, 1998 and January 11, 1999, HCI Investment Company acquired 95,850 shares of Common Stock of Dynamic Homes, Inc. Prior to October 1, 1998, HCI Investment Company acquired shares of Common Stock of Dynamic Homes, Inc. with a view towards the possible future acquisition of the business of Dynamic Homes, Inc. However, on October 1, 1998, HCI Investment Company determined that it had no interest in pursuing the possible

                               Page 3 of 6 pages
acquisition of Dynamic Homes, Inc., and thereafter purchased shares of Common Stock of Dynamic Homes, Inc. for investment only. HCI Investment Company currently has no plans to acquire Dynamic Homes, Inc., through merger or otherwise. HCI Investment Company may purchase additional shares of Common Stock and dispose of shares of Common Stock from time to time, in the open market or otherwise.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a)  The aggregate number of the class of securities identified pursuant to
          Item 1 beneficially owned by each person named in Item 2 is 225,850 shares, which represents 10.08% of the class of securities identified pursuant to Item 1 (based on the number of securities outstanding as contained in Dynamic Homes, Inc.'s Form 10-Q for the quarter year ended September 30, 1998, its most recently available filing with the Securities and Exchange Commission.)

     (b) HCI Investment Inc. has the sole power to vote 225,850 shares and sole power to dispose or to direct the disposition of 225,850 shares.

     (c) HCI Investment Company has purchased shares of Common Stock of Dynamic Homes, Inc. on the following dates and prices per share, all of which were purchases made through a registered broker in transactions reported on NASDAQ:

                Date         Amount of Shares   Price Per Share
           --------------    ----------------   ---------------
               1-29-98            6,400               2.1883
               2-17-98            7,250               2.1257
               2-27-98            5,000               2.0565
               3-6-98            10,000               2.0630
               5-13-98              500               1.9788
               5-18-98           25,000               1.9989
               6-30-98            5,000               2.0610
               9-24-98            9,000               1.8326
               12-2-98            2,700               1.6894
               12-18-98           6,000               1.6508
               1-11-99           19,000               1.7995

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          --------------------------------------------------------

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of Dynamic Homes, Inc. There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to the securities of Dynamic Homes, Inc.

                               Page 4 of 6 pages

Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 3, 1999


                                /s/ Lance G. Morgan
                                ----------------------------------
                                Lance G. Morgan, President

                                   EXHIBIT A

(i)  DIRECTORS AND EXECUTIVE OFFICERS OF HCI INVESTMENT COMPANY

     The name and present principal occupation or employment of the directors and executive officers of HCI Investment Company are set forth below. The business address of each director and executive officer is One St. Augustine Drive, Highway 77, Winnebago, Nebraska 68071, with a mailing address of P.O. Box 390, Winnebago, Nebraska 68071.

                                     Present Principal
Name and Position                    Occupation or Employment
-----------------                    ------------------------

Lance G. Morgan                      President of HCI Investment
Director, Chairman of the Board,     Company and Ho-Chunk, Inc.
President

Jim Iwan                             Chief Financial Officer of HCI
Director, Vice Chairman,             Investment Company;
Chief Financial Officer              Vice President of Ho-Chunk, Inc.

Erin Morgan                          Secretary of HCI Investment
Director, Secretary, Treasurer       Company; Director of Operations of Ho-
                                     Chunk, Inc.

(ii) DIRECTORS AND EXECUTIVE OFFICERS OF HO-CHUNK, INC.

     The name, present principal occupation or employment and business address of the directors and executive officers of Ho-Chunk, Inc. are set forth below.

                               Present Principal
Name and Position           Occupation or Employment    Business Address
-----------------          -------------------------    ----------------

Victor Bird                Management Consultant,       P.O. Box 1018
Director, Chairman         Wohlenburg & Ritzman         Yankton, SD 57078
of the Board               Company

Lance G. Morgan            President, HCI Investment    P.O. Box 390
President                  Company and Ho-Chunk, Inc.   Winnebago, NE 68071

Kenneth Mallory            Chairman of the Winnebago    P.O. Box 687
Director, Vice             Tribe of Nebraska            Winnebago, NE 68071
Chairman of the Board

Jerome LaPointe            None                         P.O. Box 687
Director                                                Winnebago, NE 68071

David Smith                Historian of the Winnebago   P.O. Box 687
Director                   Tribe of Nebraska            Winnebago, NE 68071

Louis Houghton             Secretary of the Winnebago   P.O. Box 687
Director                   Tribe of Nebraska            Winnebago, NE 68071

                               Page 6 of 6 pages